Richard R. Cook
                                 Attorney at Law
                               2253 River Ridge Rd.
                                DeLand,  FL 32720
                                cookrr@cfl.rr.com
                                  386-734-1116

April 8, 2011

Michael Clampitt, Senior Counsel
Gregory Dundas, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Credex Corporation
Form S-1A
Filed March 23, 2011
File Number 333-170829

Dear Mr. Clampitt:

I hereby respectfully request on behalf of my client, Credex Corporation, the acceleration pursuant to Rule 461 of the Securities Act of 1933, as amended, of the effective date of the Company's Registration Statement on Form S-1A so that it shall be effective on Wednesday Tuesday April 13, 2011 at 2:00 pm Eastern Daylight Time, or as soon thereafter as practicable.

We further acknowledge the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Richard R. Cook

Richard R. Cook
FL Bar number 254134